Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

June 6, 2022

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate &Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan; Brigitte Lippmann

Re:	Qomolangma Acquisition Corp.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted May 6, 2022

CIK No. 0001894210

Dear Mr. Regan:

Reference is made to the letter dated May 16, 2022 (the “Comment Letter”) addressed to Mr. Jonathan Myers, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced draft registration statement filed by Qomolangma Acquisition Corp. (the “Company”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Draft Registration Statement on Form S-1

Cover page

1. We note your response to comment 1. Please also discuss how, and the extent to which, the pool of available companies in the PRC may be limited including, for example, acknowledging whether certain industries may prohibit foreign investment.

In response to the Staff’s comment, the requested disclosure has been added.

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9265.

Sincerely,

Christopher S. Auguste

CSA:cr

cc:	Jonathan Myers